UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of October, 2009

Commission

File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Company Taxpayers’ ID (CNPJ) nº 04.032.433/0001 -80
Company Registry ID (NIRE) nº 33300275410 Publicly-held Company

EXTRACT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING HELD ON OCTOBER 27, 2009 AT 10:30 A.M.

As the Secretary of the Board of Directors’ Meeting, held on this date, I hereby CERTIFY that items (4) Reverse Stock Split and Stock Split of Contax Participações’ shares; (5) Contax Participações’ Share Buyback Program, from the Minutes of the Board of Directors’ Meeting; and (8) Corporate Act: change of the corporation’s subsidiary name removing “TNL” from TNL Contax S.A., have the following wording:

“As to item 4 of the Agenda, it was unanimously approved the proposal for a reverse stock split and simultaneous stock split of all of the common and preferred shares of Contax Participações, subject to the approval in the Extraordinary General Meeting summoned for this purpose and under the following conditions: (i) a reverse stock split in the proportion of 50 (fifty) existing shares to 1 (one) new share of the same type and simultaneously, a stock split in the proportion of 1 (one) share to 200 (two hundred) shares; (ii) a 60 (sixty) days time concession for Contax Participações’ shareholders to form positions in multiples of 50 (fifty) shares, starting on the day of publication of the material fact, in case the reverse stock split and simultaneous stock split are approved on the Extraordinary General Meeting (“Material Fact”); (iii) funding by the Company of costs and brokerage fees arising from the consolidation of position held by holders of less than 50 (fifty) shares and the auction of fractional shares; (iv) the holders of less than 50 (fifty) shares are granted the right to remain in the Company’s shareholders base, if formally expressed, within 45 (forty five) days starting on the day of publication of the material fact; and (v) the share fractions that may result from the reverse stock split will be sold on BMF&BOVESPA, with the exception of the shares that belong to the holders who expressed their wishes not to be included in the auction and therefore, to remain in Contax Participações’ shareholders base. The reverse stock split and simultaneous stock split of the shares have as an objective: (a) reduction of administrative and operational costs for the Company and its Shareholders; (b) to improve the efficiency in regards to the systems of registrations, controls and disclosure of information; (c) to reduce the possibilities of information and communication errors, enhancing services to the Company’s Shareholders; and (d) to maintain the share values of Contax Participações at an attractive level for trading, providing better liquidity to the Company's shares. As a result of the reverse stock split and simultaneous stock split operations referred to above, the composition of Contax Participações’ capital structure will be adjusted, with the amendment of the main section of Article 5 of the Bylaws to match the number of shares that will result from the division of its capital structure, without considering the shares from the holders who expressed themselves contrary to the sale of its fractions in the auction. The American Depositary Receipts – ADRs, that represent Contax Participações’ preferred shares negotiated in the over the counter market in the United States, will not participate in the aforementioned deliberated reverse stock split and simultaneous stock split operations. Therefore, as a consequence to the reverse stock split and simultaneous stock split of the Company’s stock, each preferred share issued by Contax Participações will correspond to 5 (five) ADRs of the same sort. The matter was the subject of a Technical Note previously referred to the Board Members. The Company’s Executive Officers were authorized to take all the required measures to implement the aforementioned deliberations. Additionally, it was approved the summon of an Extraordinary General Meeting to deliberate on the proposals regarding the reverse stock split and simultaneous stock split of all common and preferred shares of Contax Participações.

As to item 5, pursuant to article 17, XVI, of the Company’s Bylaws, the proposal of a 5th Share Buyback Program of Contax Participações was unanimously approved, in compliance with CVM’s Instruction 10/80 and subsequent amendments, to be executed as of the date of disclosure of this resolution and extended for 365 (three hundred and sixty-five) days, up to 174,999 (one hundred and seventy-four thousand, nine hundred ninety-nine) common shares and 486,250 (four hundred and eighty-six thousand, two hundred and fifty thousand) preferred shares, for subsequent maintenance in treasury or cancellation, in order to exploit the current market conditions, given the attractiveness of Contax Participações’ stock prices in the Stock Exchange. As defined in article 5 of CVM’s Instruction 10/80, the quantity of outstanding shares circulating in the market is 5,772,435 (five million, seven hundred seventy-two thousand, four hundred thirty-five) common shares and 9,170,250 (nine million, one hundred and seventy thousand, two hundred and fifty) preferred shares. The available capital reserve accounts, as demonstrated in the Company’s quarterly financial information of 09/30/09, will be used for the acquisition of shares, especially in compliance to the dispositions of article 12 of CVM’s Instruction 10/80. The operation will be handled by the following brokers: BRADESCO S/A CORRETORA DE T¥TULOS E VALORES MOBILIÁRIOS, Av. Paulista nº 1450 – 7º andar, São Paulo – SP, CEP nº 01310-917; and ITAÚ CORRETORA DE VALORES S/A, Av. Brigadeiro Faria Lima 3400, 10º Andar – São Paulo, CEP nº 04538-132. The matter was the subject of a Technical Note previously referred to the Board Members. The Company’s Executive Officers were authorized to take all the required measures to implement the aforementioned deliberations”.

“Lastly, as to item 8, the Board Members approved unanimously the alteration of the corporation’s subsidiary name from TNL Contax S.A. to Contax S.A. Due to the change in the corporate name, the Bylaws of the subsidiary TNL Contax will be amended. The Company’s Executive Officers were authorized to take all the required measures to implement the aforementioned deliberations and were authorized to summon an Extraordinary General Meeting to the subsidiary TNL Contax S.A., in order to deliberate on the alteration of its corporate name to Contax S.A.”.

With the attendance of the undersigned Members of the Board of Directors, constituting a majority: (a.a.) Fernando Antonio Pimentel Melo (Chairman); Pedro Jereissati; Cristina Anne Betts; Alexandre Silva Macedo (alternate); Flavio Eduardo Sznajder; Rafael Andrade da Cunha Pereira; Antonio Adriano Silva; Renato Sobral Pires Chaves; Sérgio Francisco da Silva; Luiz Antonio dos Santos (alternate); Manuel Jeremias Leite Caldas.

Rio de Janeiro, 27 of October, 2009

Cristina Alves Corrêa Justo Reis
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.